                                            Exhibit 99.1
Press Release

Investor Relations Contact
Dean Ridlon
Cognyte Software Ltd.
IR@cognyte.com

Cognyte Announces Third Quarter Results

Herzliya, Israel, December 20, 2022 - Cognyte Software Ltd. (NASDAQ: CGNT) (the “Company,” “Cognyte,” “we,” “us” and “our”), a global leader in investigative analytics software, today announced results for the three and nine months ended October 31, 2022 (“Q3 FYE23” and “YTD FYE23”).

Q3 Highlights

•Revenue: $71.3 million (GAAP) and $71.5 million (non-GAAP)
•Gross Margin: 62.0% (GAAP) and 63.4% (non-GAAP)
•Diluted EPS: $(0.41) (GAAP) and $(0.25) (non-GAAP)

YTD FYE23 Highlights

•Revenue: $238.8 million (GAAP) and $239.5 million (non-GAAP)
•Gross Margin: 61.7% (GAAP) and 63.0% (non-GAAP)
•Diluted EPS: $(1.29) (GAAP) and $(1.08) (non-GAAP)

“In the third quarter, we continued to win large orders and our backlog increased sequentially. At the same time, slow backlog conversion drove a sequential revenue decline. We expect to resume sequential revenue growth in the fourth quarter of fiscal year 2023, which we believe will be a turning point. For fiscal year 2024, we are targeting revenue to grow by approximately 5% compared to the current year,” said Elad Sharon, Cognyte’s chief executive officer.

“Operationally, we simplified and improved the focus of the Company during challenging macro-economic conditions. As part of that effort, we successfully completed the previously announced divestiture of our Situational Intelligence solutions on December 1, 2022. Looking forward, we believe our differentiated technology and strong customer relations position us for long-term growth and profitability,” continued Mr. Sharon.

“We took actions to improve our cost structure and improve cash flow from operations. Based on our revenue growth outlook and the actions we have taken, we are targeting about breakeven cash flow from operations in the current quarter and for the full year ending January 31, 2024,” said David Abadi, Cognyte’s chief financial officer.

                                            Exhibit 99.1

Q4 FYE23 Revenue Outlook

Our non-GAAP outlook for the three months ending January 31, 2023 (“FYE23”) is as follows:

•Revenue: $65 to $74 million (includes approximately $2 million of revenue from one month of Situational Intelligence solutions)

Our non-GAAP outlook for Q4 FYE23 excludes the following GAAP measures which we are able to quantify with reasonable certainty, as described further below under "Supplemental Information About non-GAAP Financial Measures and Operating Metrics”:

•Revenue adjustments are expected to be approximately $0.2 million.
•Amortization of intangible assets of approximately $0.3 million.

Our non-GAAP outlook for Q4 FYE23 excludes the following GAAP measures for which we are able to provide a range of probable significance:

•Stock-based compensation is expected to be between approximately $4.6 million and $5.0 million, assuming market prices for our ordinary shares are generally consistent with current levels.

FYE24 Revenue Outlook

Our GAAP outlook for the year ending January 31, 2024 (“FYE24”) is as follows:

•Revenue: Approximately 5% growth from FYE23 revenue excluding Situational Intelligence solutions

For additional information about our expectations for Q4 FYE23 and FYE24, please refer to the Q3 FYE23 conference call we will conduct on December 20, 2022.
Our non-GAAP outlook does not include the potential impact of any in-process business acquisitions that may close after the date hereof, and, unless otherwise specified, reflects foreign currency exchange rates approximately consistent with current rates.

We are unable, without unreasonable effort, to provide a reconciliation for other GAAP measures which are excluded from our non-GAAP outlook, including the impact of future business acquisitions or acquisition expenses, future restructuring expenses, and non-GAAP income tax adjustments due to the level of unpredictability and uncertainty associated with these items. For these same reasons, we are unable to assess the probable significance of these excluded items. While historical results may not be indicative of future results, actual amounts for the three and nine months ended October 31, 2022, and 2021, respectively, for the GAAP measures excluded from our non-GAAP outlook appear in Table 4 of this press release.

Conference Call Information
We will conduct a conference call today at 8:30 a.m. ET to discuss our results for the three and nine months ended October 31, 2022. A real-time webcast of the conference call with presentation slides will be available in the Investor Relations section of Cognyte’s website. Those interested in participating in the question-and-answer session need to register at: https://register.vevent.com/register/BI819f08c48b61449b99a651dbe78c5140 to receive the dial-in numbers and unique PIN to access the call seamlessly. It is recommended that you join 10 minutes prior to the event start (although you may register and dial in at any time during the call). An archived webcast of the conference call will also be available in the “Investors” section of the company’s website.

                                            Exhibit 99.1

About Non-GAAP Financial Measures
This press release and the accompanying tables include non-GAAP financial measures. For a description of these non-GAAP financial measures, including the reasons management uses each measure, and reconciliations of non-GAAP financial measures presented for completed periods to the most directly comparable financial measures prepared in accordance with GAAP, please see the tables below as well as "Supplemental Information About Non-GAAP Financial Measures" at the end of this press release.

About Cognyte Software Ltd.
We are a global leader in investigative analytics software that empowers governments and enterprises with Actionable Intelligence for a Safer World™. Our open software is designed to help governments and enterprises accelerate and improve the effectiveness of investigations. Hundreds of government and enterprise customers rely on our solutions to accelerate and conduct investigations and derive insights, with which they identify, neutralize, and tackle threats to national security, personal safety, and various forms of criminal activity.

Caution About Forward-Looking Statements
This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the United States Securities Exchange Act of 1934. Forward-looking statements include statements regarding expectations, predictions, views, opportunities, plans, strategies, beliefs, and statements of similar effect relating to Cognyte. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements. These forward-looking statements do not guarantee future performance, and are based on management's expectations that involve a number of known and unknown risks, uncertainties, assumptions and other important factors, any of which could cause our actual results or conditions to differ materially from those expressed in or implied by the forward-looking statements. Some of the factors that could cause our actual results or conditions to differ materially from current expectations include, among others: risks that our customers may delay, cancel, or refrain from placing orders, refrain from renewing subscriptions or service contracts, or may be unable to honor contractual or payment obligations; risks related to the impact of disruptions to the global supply chain; uncertainties regarding the impact of changes in macroeconomic and/or global conditions, including as a result of military actions involving Russia and Ukraine and COVID-19; risks related to the effects of the COVID-19 pandemic on our business and results, including customer readiness, deployment, marketing and sale abilities; risks relating to the global regulatory constraints to which we are subject; risks associated with larger orders and customer concentration; risks related to claims by third parties that our solutions infringe their terms of use or other propriety rights; risks associated with political and reputational factors related to our business or operations; risks that we may be unable to establish and maintain relationships with key resellers, partners, systems integrators and third-party suppliers; risks associated with our ability to keep pace with technological advances and challenges and evolving industry standards; risks due to aggressive competition in all of our markets; challenges associated with selling sophisticated solutions, including with respect to longer sales cycles and more complex sales processes; risks associated with significant customer and significant partners concentration, including risks related to significant amounts of our business coming from government customers around the world; risks associated with our ability to retain, recruit, and train qualified personnel in regions in which we operate; risks relating to our ability to properly manage investments in our business and operations; risks associated with acquisitions, strategic investments, partnerships or alliances; risks associated with our significant international operations, including geopolitical risks, the relationship to Israel and fluctuations in foreign exchange rates; risk of security vulnerabilities or lapses, including cyber-attacks, information technology system breaches, failures or disruptions; risks that our products or services, or those of third-parties contain defects, develop operational problems, or are vulnerable to cyber-attacks; risks associated with the mishandling or perceived mishandling of sensitive, confidential or classified information; risks associated with complex and changing regulatory environments relating to our operations and solutions; risks associated with our failure to comply with anti-corruption, trade compliance, anti-money-laundering and economic sanctions laws and regulations; risks related to the complex and evolving regulatory requirements that we are subject to, which may be difficult and expensive to comply with; risks that our intellectual property rights may not be adequate to protect our business or assets or that others may make claims on our intellectual property, claim infringement on their intellectual property rights, or claim a violation of their license rights, including relative to free or open source components we may use; risks associated with changing tax laws and regulations; risks associated with our credit facilities, liquidity and the discontinuation of LIBOR; risks associated with exchange rate fluctuations between the U.S. dollar and the New Israeli Shekel and other non-U.S. currencies; risks relating to the adequacy of our existing infrastructure, systems, processes, policies, procedures, internal controls, and personnel for our current and future operations and reporting needs; risk that the spin-off does not achieve the benefits anticipated, does not qualify as a tax-free transaction, or exposes us to unexpected claims or liabilities; risks associated with the agreements with Verint entered into in connection with the spin-off, and our indemnification obligations to Verint; risks associated with market volatility in

                                            Exhibit 99.1
the price of our shares; risks associated with different corporate governance requirements applicable to Israeli companies; risks related to our limited operating history as an independent public company and risks associated with being a foreign private issuer; and other risks detailed from time to time in filings that we make with the Securities and Exchange Commission (the “SEC”). For a detailed discussion of these risk factors, see our latest annual report on Form 20-F for the fiscal year ended January 31, 2022, and our other SEC filings. In addition, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. Any forward-looking statement made in this press release speaks only as of the date hereof. Except as otherwise required by law, the Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances, or any other reason.

                                            Exhibit 99.1
Table 1
COGNYTE SOFTWARE LTD.
Condensed Consolidated Statements of Operations
(Unaudited)

	Nine Months Ended		Three Months Ended
	October 31,		October 31,
(in thousands except per share data)	2022	2021	2022	2021
Revenue:
Software	$74,137	$149,520	$22,234	$49,892
Software service	134,029	154,754	42,760	50,064
Professional service and other	30,635	44,811	6,260	18,404
Total revenue	238,801	349,085	71,254	118,360
Cost of revenue:
Software	13,347	20,780	4,330	6,920
Software service	36,544	35,365	11,147	10,053
Professional service and other	41,119	40,564	11,399	15,140
Amortization of acquired technology	512	512	171	171
Total cost of revenue	91,522	97,221	27,047	32,284
Gross profit	147,279	251,864	44,207	86,076
Operating expenses:
Research and development, net	109,655	105,069	33,129	35,527
Selling, general and administrative	119,273	139,019	36,828	43,059
Amortization of other acquired intangible assets	753	1,205	251	251
Total operating expenses	229,681	245,293	70,208	78,837
Operating (loss) income	(82,402)	6,571	(26,001)	7,239
Other income (expense), net:
Interest income	534	104	194	39
Interest expense	(1,385)	(18)	(596)	(8)
Other income (expense), net	1,442	(1,267)	1,240	(850)
Total other income (expense), net	591	(1,181)	838	(819)
(Loss) income before provision for income taxes	(81,811)	5,390	(25,163)	6,420
Provision for income taxes	2,089	4,123	1,642	2,912
Net (loss) income	(83,900)	1,267	(26,805)	3,508
Net income attributable to noncontrolling interest	3,128	3,725	981	1,292
Net (loss) income attributable to Cognyte Software Ltd.	$(87,028)	$(2,458)	$(27,786)	$2,216

Net loss (income) per share attributable to Cognyte Software Ltd.:
Basic	$(1.29)	$(0.04)	$(0.41)	$0.03
Diluted	$(1.29)	$(0.04)	$(0.41)	$0.03

Weighted-average shares outstanding:
Basic	67,692	66,393	68,081	66,914
Diluted	67,692	66,393	68,081	67,372

                                            Exhibit 99.1
Table 2
COGNYTE SOFTWARE LTD.
Condensed Consolidated Balance Sheets

	October 31,	January 31,
(in thousands)	2022	2022
	(Unaudited)	(Audited)
Assets
Current assets:
Cash and cash equivalents	$42,643	$152,590
Restricted cash and cash equivalents and restricted bank time deposits	4,398	3,597
Short-term investments	14,179	10,434
Accounts receivable, net of allowance for credit losses of $1.8 million and $2.1 million, respectively	124,261	179,198
Contract assets, net	22,351	27,908
Inventories	24,292	14,366
Prepaid expenses and other current assets	30,531	31,970
Assets held for sale	60,031	—
Total current assets	322,686	420,063
Property and equipment, net	26,607	30,839
Operating lease right-of-use assets	18,805	25,031
Goodwill	115,398	158,233
Intangible assets, net	1,209	3,162
Deferred income taxes	1,343	1,548
Other assets	21,205	25,729
Total assets	$507,253	$664,605

Liabilities and stockholders' equity
Current liabilities:
Short-term loan	$50,000	$100,000
Accounts payable	30,967	36,664
Accrued expenses and other current liabilities	75,420	99,774
Contract liabilities	72,165	83,158
Liabilities held for sale	13,542	—
Total current liabilities	242,094	319,596
Long-term contract liabilities	10,971	14,520
Deferred income taxes	3,378	3,447
Operating lease liabilities	12,103	17,179
Other liabilities	10,769	10,774
Total liabilities	279,315	365,516
Commitments and Contingencies
Stockholders' equity:
Common stock - $0 par value; Authorized 300,000,000 shares. Issued and outstanding 68,246,519 and 67,217,688 at October 31, 2022 and January 31, 2022, respectively	—	—
Additional paid-in capital	333,944	316,706
Accumulated deficit	(101,918)	(14,890)
Accumulated other comprehensive loss	(19,096)	(16,679)
Total Cognyte Software Ltd. stockholders' equity	212,930	285,137
Noncontrolling interest	15,008	13,952
Total stockholders’ equity	227,938	299,089
Total liabilities and stockholders’ equity	$507,253	$664,605

                                            Exhibit 99.1
Table 3
COGNYTE SOFTWARE LTD.
Condensed Consolidated Statements of Cash Flows
(Unaudited)

	Nine Months Ended October 31,
(in thousands)	2022	2021
Cash flows from operating activities:
Net (loss) income	$(83,900)	$1,267
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization	13,502	16,404
Allowance for credit losses	867	1,149
Stock-based compensation, excluding cash-settled awards	16,260	26,484
Provision from deferred income taxes	(31)	—
Non-cash gains on derivative financial instruments, net	(759)	(142)
Other non-cash items, net	1,819	687
Changes in operating assets and liabilities:
Accounts receivable	45,045	1,968
Contract assets	2,844	2,941
Inventories	(11,598)	(1,943)
Prepaid expenses and other assets	(190)	7,482
Accounts payable and accrued expenses	(22,374)	(11,342)
Contract liabilities	(6,815)	(38,268)
Other liabilities	1,951	1,756
Other, net	(2,758)	1,146
Net cash (used in) provided by operating activities	$(46,137)	$9,589

Cash flows from investing activities:
Purchases of property and equipment	(6,649)	(8,497)
Purchases of short-term investments	(42,641)	(48,530)
Maturities and sales of short-term investments	38,218	37,425
Settlements of derivative financial instruments not designated as hedges	433	(249)
Cash paid for capitalized software development costs	(2,710)	(4,651)
Change in restricted bank time deposits, including long-term portion	150	5,632
Other investing activities	—	512
Net cash used in investing activities	$(13,199)	$(18,358)

Cash flows from financing activities:
Repayment of credit facility - presented as short-term loan	(50,000)	—
Dividend paid to former parent	—	(35,000)
Dividends paid to noncontrolling interest	(1,443)	(1,861)
Payments of contingent consideration for business combinations (financing portion)	—	(2,738)
Other financing activities	—	(181)
Net cash used in financing activities	$(51,443)	$(39,780)
Foreign currency effects on cash, cash equivalents, restricted cash, and restricted cash equivalents	(482)	(285)
Net decrease in cash, cash equivalents, restricted cash and restricted cash equivalents	(111,262)	(48,834)
Cash, cash equivalents, restricted cash, and restricted cash equivalents, beginning of period	158,220	114,657
Cash, cash equivalents, restricted cash, and restricted cash equivalents, end of period	$46,958	$65,823

Reconciliation of cash, cash equivalents, restricted cash and restricted cash equivalents at end of period:
Cash and cash equivalents	$42,643	$53,079
Restricted cash and cash equivalents included in restricted cash and cash equivalents and restricted bank time deposits	4,132	10,502
Restricted cash and cash equivalents included in other assets	183	2,242
Total cash, cash equivalents, restricted cash, and restricted cash equivalents	$46,958	$65,823

                                            Exhibit 99.1
Table 4
COGNYTE SOFTWARE LTD.
Reconciliation of GAAP to Non-GAAP Measures
(Unaudited)

	Nine Months Ended October 31,		Three Months Ended October 31,
(in thousands, except per share data)	2022	2021	2022	2021
Revenue
Total GAAP revenue	$238,801	$349,085	$71,254	$118,360
Revenue adjustments	732	1,178	244	358
Total non-GAAP revenue	$239,533	$350,263	$71,498	$118,718

Gross profit and gross margin
GAAP gross profit	147,279	251,864	44,207	86,076
GAAP gross margin	61.7%	72.1%	62.0%	72.7%
Revenue adjustments	732	1,178	244	358
Amortization of acquired technology	512	512	171	171
Stock-based compensation expenses	2,025	3,091	554	880
Restructuring expenses, net	465	1	149	—
Separation expenses, net	—	30	—	—
Non-GAAP gross profit	$151,013	$256,676	$45,325	$87,485
Non-GAAP gross margin	63.0%	73.3%	63.4%	73.7%

Research and development, net
GAAP research and development, net	109,655	105,069	33,129	35,527
As a percentage of GAAP revenue	45.9%	30.1%	46.5%	30.0%
Stock-based compensation expenses	(5,043)	(6,014)	(1,341)	(2,032)
Restructuring expenses, net	(1,329)	(189)	(396)	—
Separation expenses, net	—	(67)	—	—
Other adjustments	2	40	—	—
Non-GAAP research and development, net	$103,285	$98,839	$31,392	$33,495
As a percentage of non-GAAP revenue	43.1%	28.2%	43.9%	28.2%

Selling, general and administrative expenses
GAAP selling, general and administrative expenses	119,273	139,019	36,828	43,059
As a percentage of GAAP revenue	49.9%	39.8%	51.7%	36.4%
Stock-based compensation expenses	(9,192)	(17,343)	(2,902)	(4,895)
Acquisition (expenses) benefit, net	(656)	(432)	(559)	128
Restructuring (expenses) benefit, net	(2,707)	(429)	(41)	(85)
Separation expenses, net	(52)	(10,987)	(10)	(219)
Provision for legal claim	(37)	(1,391)	—	(1,249)
Other adjustments	(4)	(766)	—	(873)
Non-GAAP selling, general and administrative expenses	$106,625	$107,671	$33,316	$35,866
As a percentage of non-GAAP revenue	44.5%	30.7%	46.6%	30.2%

Operating (loss) income, operating margin and adjusted EBITDA
GAAP operating (loss) income	(82,402)	6,571	(26,001)	7,239
GAAP operating margin	(34.5)%	1.9%	(36.5)%	6.1%
Revenue adjustments	732	1,178	244	358
Amortization of acquired technology	512	512	171	171
Amortization of other acquired intangible assets	753	1,205	251	251
Stock-based compensation expenses	16,260	26,448	4,797	7,807

                                            Exhibit 99.1

	Nine Months Ended October 31,		Three Months Ended October 31,
(in thousands, except per share data)	2022	2021	2022	2021
Acquisition expenses (benefit), net	656	432	559	(128)
Restructuring expenses, net	4,501	619	586	85
Separation expenses, net	52	11,084	10	219
Provision for legal claim	37	1,391	—	1,249
Other adjustments	2	726	—	873
Non-GAAP operating (loss) income	$(58,897)	$50,166	$(19,383)	$18,124
Depreciation and amortization	12,191	11,592	3,980	3,999
Adjusted EBITDA	$(46,706)	$61,758	$(15,403)	$22,123
Non-GAAP operating margin	(24.6)%	14.3%	(27.1)%	15.3%
Adjusted EBITDA margin	(19.5)%	17.6%	(21.5)%	18.6%

Other (expense) income reconciliation
GAAP other income (expense), net	591	(1,181)	838	(819)
Change in fair value of equity investment	(1,660)	(729)	—	—
Non-GAAP other (expense) income, net	$(1,069)	$(1,910)	$838	$(819)

Tax provision reconciliation
GAAP provision for income taxes	2,089	4,123	1,642	2,912
Effective income tax rate	(2.6)%	76.5%	(6.5)%	45.4%
Non-GAAP tax adjustments	8,024	1,764	(4,301)	(801)
Non-GAAP provision (benefit) for income taxes (1)	$10,113	$5,887	$(2,659)	$2,111
Non-GAAP effective income tax rate	(16.9)%	12.2%	14.3%	12.2%

Net (loss) income attributable to Cognyte software Ltd. reconciliation
GAAP net (loss) income attributable to Cognyte Software Ltd.	$(87,028)	$(2,458)	$(27,786)	$2,216
Revenue adjustments	732	1,178	244	358
Amortization of acquired technology	512	512	171	171
Amortization of other acquired intangible assets	753	1,205	251	251
Stock-based compensation expenses	16,260	26,448	4,797	7,807
Acquisition expenses (benefit), net	656	432	559	(128)
Restructuring expenses, net	4,501	619	586	85
Separation expenses, net	52	11,084	10	219
Provision for legal claim	37	1,391	—	1,249
Other adjustments	2	726	—	873
Change in fair value of equity investment	(1,660)	(729)	—	—
Non-GAAP tax adjustments	(8,024)	(1,764)	4,301	801
Total adjustments	13,821	41,102	10,919	11,686
Non-GAAP net (loss) income attributable to Cognyte Software Ltd.	$(73,207)	$38,644	$(16,867)	$13,902

Table comparing GAAP diluted net loss per share attributable to Cognyte Software Ltd. to Non-GAAP diluted net loss (income) per share attributable to Cognyte Software Ltd.
GAAP diluted net (loss) income per share attributable to Cognyte Software Ltd.	$(1.29)	$(0.04)	$(0.41)	$0.03
Non-GAAP diluted net (loss) income per share attributable to Cognyte Software Ltd.	$(1.08)	$0.58	$(0.25)	$0.21
GAAP weighted-average shares used in computing diluted net loss per share attributable to Cognyte Software Ltd.	67,692	66,393	68,081	67,372
Additional weighted-average shares applicable to non-GAAP diluted net income per share attributable to Cognyte Software Ltd.	—	688	—	—
Non-GAAP diluted weighted-average shares used in computing net (loss) income per share attributable to Cognyte Software Ltd.	67,692	67,081	68,081	67,372

                                            Exhibit 99.1

	Nine Months Ended October 31,		Three Months Ended October 31,
(in thousands, except per share data)	2022	2021	2022	2021
Table of reconciliation from GAAP net loss attributable to Cognyte Software Ltd. to adjusted EBITDA
GAAP net loss attributable to Cognyte Software Ltd.	$(87,028)	$(2,458)	$(27,786)	$2,216
As a percentage of GAAP revenue	(36.4)%	(0.7)%	(39.0)%	1.9%
Net income attributable to noncontrolling interest	3,128	3,725	981	1,292
GAAP provision for income taxes	2,089	4,123	1,642	2,912
GAAP other expense (income), net	(591)	1,181	(838)	819
Amortization of acquired technology	512	512	171	171
Amortization of other acquired intangible assets	753	1,205	251	251
Depreciation and amortization	12,191	11,592	3,980	3,999
Revenue adjustments	732	1,178	244	358
Stock-based compensation expenses	16,260	26,448	4,797	7,807
Acquisition expenses (benefit), net	656	432	559	(128)
Restructuring expenses, net	4,501	619	586	85
Separation expenses, net	52	11,084	10	219
Provision for legal claim	37	1,391	—	1,249
Other adjustments	2	726	—	873
Adjusted EBITDA	$(46,706)	$61,758	$(15,403)	$22,123
As a percentage of non-GAAP revenue	(19.5)%	17.6%	(21.5)%	18.6%

                                            Exhibit 99.1
Table 5
COGNYTE SOFTWARE LTD.
Calculation of Change in Revenue on a Constant Currency Basis
(Unaudited)

	GAAP Revenue		Non-GAAP Revenue
(in thousands)	Nine Months Ended	Three Months Ended	Nine Months Ended	Three Months Ended
Revenue for the three and nine months ended October 31, 2021	$349,085	$118,360	$350,263	$118,718
Revenue for the three and nine months ended October 31, 2022	$238,801	$71,254	$239,533	$71,498
Revenue for the three and nine months ended October 31, 2022 at constant currency (2)	$244,500	$73,500	$245,000	$73,500
Reported period-over-period revenue change	(31.6)%	(39.8)%	(31.6)%	(39.8)%
% impact from change in foreign currency exchange rates	1.6%	1.8%	1.6%	1.8%
Constant currency period-over-period revenue change	(30.0)%	(38.0)%	(30.1)%	(37.9)%

For more information see "Supplemental Information About Constant Currency" at the end of this press release.

                                            Exhibit 99.1
Footnotes

(1) The actual cash tax paid, net of refunds, was $9.5 million and $1.8 million for the nine and three months ended October 31, 2022, respectively, and $6.1 million and $2.8 million for the nine and three months ended October 31, 2021, respectively.

(2) Revenue for the three and nine months ended October 31, 2022, at constant currency is calculated by translating current-period GAAP or non-GAAP foreign currency revenue (as applicable) into U.S. dollars using average foreign currency exchange rates for the three and nine months ended October 31, 2021, rather than actual current-period foreign currency exchange rates.

                                            Exhibit 99.1

Cognyte Software Ltd. and Subsidiaries
Supplemental Information About Non-GAAP Financial Measures

The press release includes reconciliations of certain financial measures not prepared in accordance with GAAP, consisting of non-GAAP revenue, non-GAAP gross profit and gross margins, non-GAAP research and development expenses, net, non-GAAP selling, general and administrative expenses, non-GAAP operating (loss) income and operating margins, non-GAAP other (expense) income, net, non-GAAP provision for income taxes and non-GAAP effective income tax rate, non-GAAP net (loss) income attributable to Cognyte, adjusted EBITDA and adjusted EBITDA margin, non-GAAP diluted net (loss) income per share attributable to Cognyte and non-GAAP diluted weighted-average shares used in computing such measure. The tables above include a reconciliation of each non-GAAP financial measure for completed periods presented in this press release to the most directly comparable GAAP financial measure.

We believe these non-GAAP financial measures, used in conjunction with the corresponding GAAP measures, provide investors with useful supplemental information about the financial performance of our business by:
•facilitating the comparison of our financial results and business trends between periods, by excluding certain items that either can vary significantly in amount and frequency, are based upon subjective assumptions, or in certain cases are unplanned for or difficult to forecast,
•facilitating the comparison of our financial results and business trends with other software companies who publish similar non-GAAP measures, and
•allowing investors to see and understand key supplementary metrics used by our management to run our business, including for budgeting and forecasting, resource allocation, and compensation matters.

We also make these non-GAAP financial measures available because our management believes they provide meaningful information about the financial performance of our business and are useful to investors for informational and comparative purposes.

Non-GAAP financial measures should not be considered in isolation as substitutes for, or superior to, comparable GAAP financial measures. The non-GAAP financial measures we present have limitations in that they do not reflect all of the amounts associated with our results of operations as determined in accordance with GAAP, and these non-GAAP financial measures should only be used to evaluate our results of operations in conjunction with the corresponding GAAP financial measures. These non-GAAP financial measures do not represent discretionary cash available to us to invest in the growth of our business, and we may in the future incur expenses similar to or in addition to the adjustments made in these non-GAAP financial measures. Other companies may calculate similar non-GAAP financial measures differently than we do, limiting their usefulness as comparative measures.

Our non-GAAP financial measures are calculated by making the following adjustments to our GAAP financial measures:

Revenue adjustments. We exclude from our non-GAAP revenue the impact of fair value adjustments required under GAAP relating to software and software service revenue and professional service and other revenue acquired in a business acquisition, which would have otherwise been recognized on a stand-alone basis. We believe that it is useful for investors to understand the total amount of revenue that we and the acquired company would have recognized on a stand-alone basis under GAAP, absent the accounting adjustment associated with the business acquisition. We believe that our non-GAAP revenue measure helps management and investors understand our revenue trends and serves as a useful measure of ongoing business performance.

Amortization of acquired technology and other acquired intangible assets. When we acquire an entity, we are required under GAAP to record the fair values of the intangible assets of the acquired entity and amortize those assets over their useful lives. We exclude the amortization of acquired intangible assets, including acquired technology, from our non-GAAP financial measures because they are inconsistent in amount and frequency and are

                                            Exhibit 99.1
significantly impacted by the timing and size of acquisitions. We also exclude these amounts to provide easier comparability of pre and post-acquisition operating results.

Stock-based compensation expenses. We exclude stock-based compensation expenses related to restricted stock awards, stock bonus programs, bonus share programs, and other stock-based awards from our non-GAAP financial measures. We evaluate our performance both with and without these measures because stock-based compensation is typically a non-cash expense and can vary significantly over time based on the timing, size and nature of awards granted, and is influenced in part by certain factors which are generally beyond our control, such as the volatility of the price of our ordinary shares. In addition, measurement of stock-based compensation is subject to varying valuation methodologies and subjective assumptions, and therefore we believe that excluding stock-based compensation from our non-GAAP financial measures allows for meaningful comparisons of our current operating results to our historical operating results and to other companies in our industry.

Acquisition expenses (benefit), net. In connection with acquisition activity (including with respect to acquisitions that are not consummated), we incur expenses, including legal, accounting, and other professional fees, integration costs, changes in the fair value of contingent consideration obligations, and other costs. Integration costs may consist of information technology expenses as systems are integrated across the combined entity, consulting expenses, marketing expenses, and professional fees, as well as non-cash charges to write-off or impair the value of redundant assets. We exclude these expenses from our non-GAAP financial measures because they are unpredictable, can vary based on the size and complexity of each transaction, and are unrelated to our continuing operations or to the continuing operations of the acquired businesses.

Restructuring expenses. We exclude restructuring expenses from our non-GAAP financial measures, which include employee termination costs, facility exit costs, certain professional fees, asset impairment charges, and other costs directly associated with resource realignments incurred in reaction to changing strategies or business conditions. All of these costs can vary significantly in amount and frequency based on the nature of the actions as well as the changing needs of our business and we believe that excluding them provides easier comparability of pre- and post-restructuring operating results.

Separation expenses. On December 4, 2019, Verint announced its intention to separate into two independent publicly traded companies: Cognyte Software Ltd., which consists of Verint’s Cyber Intelligence Solutions business, and Verint Systems Inc., which consists of its Customer Engagement Business. We incurred significant expenses to separate the aforesaid businesses, including third-party advisory, accounting, legal, consulting, and other similar services related to the separation as well as costs associated with accelerated depreciation and amortization of assets which became obsolete following the separation from Verint, including those related to human resources, brand management, real estate, and information technology to the extent not capitalized. These costs are incremental to our normal operating expenses and incurred solely as a result of the separation transaction. Accordingly, we are excluding these separation expenses from our non-GAAP financial measures in order to evaluate our performance on a comparable basis.

Provision for legal claim. We exclude from our non-GAAP financial measures accrual made for the settlement of certain legal claims related to our business acquisitions.

Other adjustments. We exclude from our non-GAAP financial measures rent expense for redundant facilities, gains on change in fair value of equity investment, gains or losses on sales of property and certain professional fees unrelated to our ongoing operations.

                                            Exhibit 99.1

Non-GAAP income tax adjustments. We exclude our GAAP provision (benefit) for income taxes from our non-GAAP measures of net income attributable to Cognyte Software Ltd., and instead include a non-GAAP provision for income taxes, determined by applying a non-GAAP effective income tax rate to our income before provision for income taxes, as adjusted for the non-GAAP items described above. The non-GAAP effective income tax rate is generally based upon the income taxes we expect to pay in the reporting year. Our GAAP effective income tax rate can vary significantly from year to year as a result of tax law changes, settlements with tax authorities, changes in the geographic mix of earnings including acquisition activity, changes in the projected realizability of deferred tax assets, and other unusual or period-specific events, all of which can vary in size and frequency. We believe that our non-GAAP effective income tax rate removes much of this variability and facilitates meaningful comparisons of operating results across periods. We evaluate our non-GAAP effective income tax rate on an ongoing basis, and it can change from time to time. Our non-GAAP income tax rate can differ materially from our GAAP effective income tax rate.

Adjusted EBITDA

Adjusted EBITDA is a non-GAAP measure defined as net income (loss) attributable to non-controlling interest before interest expense, interest income, income taxes, depreciation expense, amortization expense, revenue adjustments, restructuring expenses, acquisition expenses, and other expenses excluded from our non-GAAP financial measures as described above. We believe that adjusted EBITDA is also commonly used by investors to evaluate operating performance between companies because it helps reduce variability caused by differences in capital structures, income taxes, stock-based compensation accounting policies, and depreciation and amortization policies. Adjusted EBITDA is also used by credit rating agencies, lenders, and other parties to evaluate our creditworthiness.

Supplemental Information About Constant Currency

Because we operate on a global basis and transact business in many currencies, fluctuations in foreign currency exchange rates can affect our consolidated U.S. dollar operating results. To facilitate the assessment of our performance excluding the effect of foreign currency exchange rate fluctuations, we calculate our GAAP and non-GAAP revenue, cost of revenue, and operating expenses on both an as-reported basis and a constant currency basis, allowing for comparison of results between periods as if foreign currency exchange rates had remained constant. We perform our constant currency calculations by translating current-period foreign currency results into U.S. dollars using prior-period average foreign currency exchange rates or hedge rates, as applicable, rather than current period exchange rates. We believe that constant currency measures, which exclude the impact of changes in foreign currency exchange rates, facilitate the assessment of underlying business trends.

Unless otherwise indicated, our financial outlook for each of revenue, operating margin, and diluted earnings per share, which is provided on a non-GAAP basis, reflects foreign currency exchange rates approximately consistent with rates in effect when the outlook is provided.

We also incur foreign exchange gains and losses resulting from the revaluation and settlement of monetary assets and liabilities that are denominated in currencies other than the entity’s functional currency. Our financial outlook for diluted earnings per share includes net foreign exchange gains or losses incurred to date, if any, but does not include potential future gains or losses.